UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Big Tree Cloud Holdings Limited Regains Compliance with Nasdaq’s Market Value of Publicly Held Shares Requirement

As previously disclosed, on March 13, 2025, Big Tree Cloud Holdings Limited (the “Company”) received a deficiency notice (the “Nasdaq Notice”) from the listing qualifications department staff (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that for the last 30 consecutive business days, or from January 27, 2025 to March 12, 2025, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum of $15 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”).

On July 11, 2025, the Company received a notice from the Staff of Nasdaq notifying the Company that Staff has determined that for the last 11 consecutive trading days, from June 25, 2025 to July 10, 2025, the Company’s MVPHS has been $15,000,000 or greater. Accordingly, the Company has regained compliance with the MVPHS Requirement and this matter is now closed. The Company issued a press release, which are attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibit

Exhibit No.	Description
99.1	Press Release - Big Tree Cloud Holdings Limited Regains Compliance with Nasdaq Minimum Market Value of Publicly Held Shares Requirement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2025
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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